UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL to Acquire South American Plant Nutrition Business from Compass Minerals

Item 1

Investor Relations Contacts		Press Contact
Peggy Reilly Tharp	Dudi Musler	Adi Bajayo
VP, Global Investor Relations	Director, Investor Relations	Scherf Communications
+1-314-983-7665	+972-3-684-4448	+972-52-4454789
Peggy.ReillyTharp@icl-group.com	Dudi.Musler@icl-group.com	Adi@scherfcom.com

ICL to Acquire South American Plant Nutrition Business from Compass Minerals

Acquisition positions ICL as Brazil’s leading specialty plant nutrition company

Tel Aviv, Israel; March 24, 2021 - ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals and specialty chemicals company, today announced it has entered into a definitive agreement to acquire Compass Minerals América do Sul S.A., which includes the South American Plant Nutrition business of Compass Minerals – after a planned carve-out of the existing water treatment and chemicals businesses – for approximately R$2,207 million (~US$402 million, based on a Brazilian real-to-U.S. dollar exchange rate of R$5.4951/US$1.00).  This amount includes the assumption of approximately R$600 million (~US$109 million) of net debt and is subject to customary post-closing adjustments.  In addition, the transaction includes an earnout of up to approximately R$88 million (~US$16 million).

The South American Plant Nutrition business is the leading specialty plant nutrition business in Brazil and offers a broad range of solutions for plant nutrition and stimulation, soil treatment, seed treatment and plant health, covering all key Brazilian crops.  Its product portfolio includes enhanced efficiency fertilizers and controlled-release fertilizers, soil and foliar micronutrients, secondary nutrients, biostimulants, and adjuvants.  The business has an existing presence in 25 out of 26 Brazilian states and serves more than 32,000 farms directly and indirectly, with direct-to-farm sales accounting for approximately 50% of total sales.

“This transaction, together with our recent acquisition of Fertiláqua in Brazil and our existing specialty plant nutrition business there, will position ICL as the leading specialty plant nutrition company in Brazil, one of the world’s fastest growing agriculture markets.  This important next step delivers on our stated strategy of achieving leadership positions in high-growth specialty plant nutrition markets, such as Brazil, and also accelerates our progress toward long-term global leadership for our Innovative Ag Solutions division,” said Raviv Zoller, president and CEO of ICL.

“Also, this will significantly expand ICL’s product portfolio and profitability, while providing further seasonal balance between the Northern and Southern hemispheres.  In addition, this acquisition is expected to generate significant commercial and operational synergy opportunities through the combined strengths of ICL, Fertiláqua and the market leading South American Plant Nutrition business of Compass Minerals and will also allow us to deliver the critical mass we have been seeking in Brazil.  We look forward to welcoming the South American Plant Nutrition team and having them join our existing team in Brazil,” concluded Zoller.

Upon completion of the acquisition, ICL expects it will be able to offer the broadest and most advanced portfolio of plant nutrition products covering the entire agricultural value chain.  Its expanded customer base will span from B2B providers – such as plant nutrition manufacturers and bulk blenders – to B2C partners – such as ag-input retailers, co-operatives and large farms.  The combined businesses will leverage a well-established asset base, with a total of eight production sites and a sizable salesforce providing full commercial coverage for all agricultural regions in Brazil.

“While the South American Plant Nutrition business is not part of our forward-looking strategy, we continue to believe the future is bright for these productive assets,” said Kevin S. Crutchfield, president and CEO of Compass Minerals.  “We are therefore pleased to see this business, and more importantly the strong team of professionals who operate it, find such a strategic home with ICL.”

The acquisition is expected to close by the third quarter of 2021, subject to the completion of the carve-out of Compass Mineral’s South American water treatment and chemicals businesses and the fulfilment of customary closing conditions, including regulatory approvals.

###

About Compass Minerals América do Sul S.A.
Founded in 1965 as Produquímica, the company is the leading specialty plant nutrition player in Brazil and offers a broad range of solutions for plant nutrition and stimulation, seed treatment, and plant health across all key Brazilian crops, including soybeans, corn, coffee, sugarcane, cotton, fruits, and vegetables.  The company's product portfolio includes enhanced efficiency fertilizers and controlled-release fertilizers, soil and foliar micronutrients, secondary nutrients (calcium, magnesium and sulfur), biostimulants, and adjuvants, as well as animal nutrition and plant nutrition ingredients for B2B customers.

The company has a presence in 25 out of 26 Brazilian states and serves more than 2,000 farms directly and more than 30,000 farms indirectly, by also serving more than 250 ag-input retailers and co-operatives.  Headquartered in São Paulo, the company employs more than 1,000 people and operates six production sites and one research and development center.

Full year 2020 net revenue was approximately R$1,442 million (~US$284 million), with EBITDA of approximately R$235 million (~US$46 million), excluding the water treatment and chemicals businesses(1).  These results demonstrate strong top-line growth and reflect a compounded annual growth rate of approximately 10%, since the business was acquired by Compass Mineral in 2015 and 2016.

About ICL
ICL Group Ltd. is a leading global specialty minerals and chemicals company that creates impactful solutions for humanity's sustainability challenges in global food, agriculture, and industrial markets. ICL leverages its unique bromine, potash and phosphate resources, its passionate team of talented employees, and its strong focus on R&D and technological innovation to drive growth across its end markets.  ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL).  The company employs over 11,000 people worldwide, and its 2020 revenues totaled approximately $5.0 billion.

About Compass Minerals
Compass Minerals (NYSE: CMP) is a leading provider of essential minerals focused on safely delivering where and when it matters to help solve nature’s challenges for customers and communities.  Its salt products help keep roadways safe during winter weather and are used in numerous other consumer, industrial and agricultural applications.  Its plant nutrition business manufactures an innovative and diverse portfolio of products that improve the quality and yield of crops, while supporting sustainable agriculture.  Additionally, its specialty chemical business serves the water treatment industry and other industrial processes.  The company operates 21 production and packaging facilities with more than 3,000 personnel throughout the U.S., Canada, Brazil and the U.K.  Visit compassminerals.com for more information about the company and its products.

For more information, visit ICL's website at www.icl-group.com.
To access ICL's interactive Corporate Social Responsibility report, please click here:
http://icl-group-sustainability.com/.
You can also learn more about ICL on Facebook, LinkedIn and Instagram.

(1) Reflects average Brazilian Real to U.S. Dollar exchange rate for 2020.

Forward Looking Statements

This announcement contains statements that constitute forward‑looking statements, many of which can be identified by the use of forward‑looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the company’s intent, belief or current expectations.  Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management.  Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:  the company’s ability to satisfy the closing conditions for the transaction on a timely basis or at all; the anticipated effect of the transaction on the crop nutrition business; ICL's strategic focus in Brazil; and estimated accretion, sales, synergy capture and other related metrics; as well as, ICL's expectations and assumptions concerning the time necessary to satisfy the conditions to the closing of the transaction, including the regulatory approvals in connection therewith and synergy capture.  Although ICL believes the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because ICL can give no assurance they will prove to be correct.

The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to secure necessary regulatory approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction.  Other factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, positioning, objectives and expectations, failure to complete the transaction as contemplated and the ability to successfully integrate the new business into the existing business in an effective manner, general economic, market and business conditions, weather conditions, crop prices, the supply and demand and price levels for our major products and products associated with the plant nutrition business, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof.  As a result of the foregoing, readers should not place undue reliance on the forward‐looking statements contained in this press release concerning the timing of the transaction, or other more specific risks and uncertainties facing ICL, such as those set forth in the “Risk Factors” section of its Annual Report on Form 20-F filed on March 2, 2021, as such risk factors may be updated from time to time in its Current Reports on Form 6-K and other filings ICL makes with the U.S. Securities and Exchange Commission from time to time.

Forward-looking statements refer only to the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to publicly release any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.
By:	/s/ Lilach Geva Harel
	Name:	Lilach Geva Harel
	Title:	EVP, Global General Counsel

Date: March 24, 2021